 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

December 30, 2010

CapTerra Financial Group, Inc.
 (Exact name of registrant as specified in its charter)

Colorado	0-50762	20-0003432
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1621 Eighteenth Street, Suite 250
Denver, CO 80202
 (Address of principal executive offices) (Zip Code)

(303) 244-0700
 (Registrant’s telephone number, including area code)

CAPTERRA FINANCIAL GROUP, INC,

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

CAPTERRA FINANCIAL GROUP, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF CAPTERRA FINANCIAL GROUP, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about December 30, 2010 to shareholders of CapTerra Financial Group, Inc. (“CapTerra”). You are receiving this Information Statement in connection with the appointment of four directors to our Board of Directors. Richard Bloom, Brian Klemsz, Peter Kloepfer and Loren Snyder have been appointed to our Board effective ten days after this Information Statement was first mailed.  We refer to these individuals in this notice as the “Designees.”  Our existing director, G. Brent Backman, plans to resign from our Board once the Designees have assumed office.

No action is required by you in connection with the appointment of the Designees. However, we are required to notify you no less than ten days prior to a change in a majority of our directors other than at a meeting of our shareholders.  We are not asking you for a proxy, and you are requested not to send us a proxy.

NexCore Combination

On September 29, 2010, we completed a business combination with NexCore Group LP pursuant to an Interest Purchase Agreement dated September 29, 2010, by and among NexCore, its partners and CapTerra.  We acquired 90% of the outstanding interests in NexCore, including the general partnership interest, in exchange for 22,500,000 shares of our common stock, with NexCore continuing as our direct subsidiary.  We refer to this transaction as the “Acquisition.” The remaining 10% of NexCore continues to be owned by NexCore’s founding principals, Gregory C. Venn, Peter Kloepfer and Robert Gross.

In connection with the Acquisition, the former partners of NexCore acquired control of CapTerra.  Under the terms of a Shareholder’s Agreement entered into in connection with the Acquisition, Gregory C. Venn and Peter Kloepfer, as trustees of a voting trust created for the benefit of the former NexCore partners, have the right to nominate three of our five directors; BOCO Investments LLC (“BOCO”) and GDBA Investments, LLLP (“GDBA”) together have the right to nominate one director; and the four directors so appointed have the right to nominate the remaining director.

Messrs. Venn, Kloepfer and Snyder were nominated by the former NexCore partners.  Mr. Klemsz was nominated by BOCO and GDBA.  Mr. Bloom was nominated by the other directors and Designees.

IDENTIFICATION OF DIRECTORS
TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

The following is a brief summary of the business experience during the past five years for each Designee:

Richard Bloom, 43. Mr. Bloom has served as Executive Chairman of Myprint LLC, a print management company, since 2009.   He served as President and Chief Operating Officer of Renaissance Acquisition Corporation from the date of their initial public offering in 2007 until 2009.  Mr. Bloom served as the Chief Executive Officer of Caswell Massey, a personal care consumer product company, from 2006 to 2007, and as a director and Vice Chairman of Caswell Massey from 2003 to 2007.  From 1999 to 2006, Mr. Bloom served in various positions at Marietta Corporation, most recently as its Chief Executive Officer and President.  Mr. Bloom also served as a director of Marietta Holding Corporation, the successor entity to Marietta Corporation, from 2004 to 2007, and as a director and President of BFMA Holding Corporation, which owned and operated Marietta Corporation, from 1996 to 2004.  Mr. Bloom also served as a director of AmeriQual Group, LLC from 2005 to 2007.

Brian Klemsz, 51. Mr. Klemsz has served as the Chief Investment Officer of BOCO Investments, LLC since 2007.  Prior to that time, he served as President and Chief Investment Officer of GDBA Investments, LLLP for seven years.  He currently serves as President, Treasurer and the sole director of WestMountain Distressed Debt, Inc. and WestMountain Index Advisor, Inc.

Peter Kloepfer, 52.  Mr. Kloepfer has served as our Chief Investment Officer since the Acquisition.  Mr. Kloepfer served as Senior Managing Director of NexCore for six years prior to the Acquisition.  Prior to that time, he was a founding partner of the law firm of Kloepfer and Gorrell from August 2003 to January 2005, where among other things he served as outside counsel to NexCore.  Mr. Kloepfer also serves as a director of the Ecological Building Network, a non-profit organization.

Loren Snyder, 61.  Mr. Snyder has served as an “advisory director” to NexCore from the time of its formation until the Acquisition.  Mr. Snyder also serves as President, Treasurer and as a director of Snyder Realty Group, Inc, which he founded in 1989.  Mr. Snyder co-founded Integrated Property Management, Inc. and has served as its Executive Vide President of Operations since 1990.  Mr. Snyder also serves as Secretary and as a director of Integrated Property Management, Inc.  Mr. Snyder assisted in organizing Grand Mountain Bank in Grand County, Colorado in 2004 and served as a director from 2004 to 2009.

Involvement in Certain Legal Proceedings

During the last ten years, no Designee has (i) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding relating to an alleged violation of any federal or state law or regulation regarding securities, commodities, financial institutions, insurance companies or fraud in connection with any business entity, (iii) been subject to an order, judgment or decree of any judicial or administrative body of competent jurisdiction enjoining or limiting him from acting as an adviser, underwriter, broker or dealer in securities or commodities or from engaging in any conduct in connection with such activity, or from engaging in activities related to the purchase or sale of any security or commodity, or from engaging in any type of business practice, (iv) filed a petition under the Federal bankruptcy laws or any state insolvency law or had such petition filed against him, or been an executive officer at any business association within two years of such petition being filed by or against such association or (v) been the subject of, or party to, any sanction or order of any self-regulatory organization, any registered entity of the Commodity Exchange Act, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers are as follows:

Gregory C. Venn	Chief Executive Officer and Director
Peter Kloepfer	Chief Investment Officer and Designee
Robert Gross	Chief Operating Officer and Treasurer
James W. Creamer III	Chief Financial Officer
G. Brent Backman	Director
Richard Bloom	Designee
Brian Klemsz	Designee
Loren Snyder	Designee

Mr. Venn has been our Chief Executive Officer and a director since the Acquisition.  Prior to the Acquisition, he served as Chief Executive Officer of NexCore from its inception in May 2004 until the Acquisition.  He was Senior Vice President of The Neenan Company from August 1990 to May 2004.

Mr. Gross has been our Chief Operating Officer and Treasurer since the Acquisition.  Prior to the Acquisition, he served as the Chief Financial Officer of NexCore from its inception in May 2004 until the Acquisition. He served as Chief Financial Officer of The Neenan Company from August 2000 to May 2004.

Mr. Creamer has been our Chief Financial Officer since the Acquisition.  Prior to the Acquisition, he served as our President and Chief Executive Officer since January 2009 and as our Chief Financial Officer since July 2005. He joined our Company from Vectra Bank Colorado, where he was a Vice President in Commercial Banking, focusing largely on commercial real estate lending. Prior to commercial banking Mr. Creamer was an Investment Banker for J.P. Turner & Co. where he worked from 2001 to 2004. He was an Equities Analyst at Global Capital Securities Corp from 1999 to 2001 where he served as Director of Research for the last year of his tenure. From 1992 to 1998 Mr. Creamer was a Vice President of Institutional Fixed Income Sales at Hanifen, Imhoff Inc. Mr. Creamer holds a finance degree from Arizona State University and is a CFA Charterholder.

Mr. Backman has been a director since March, 2006. Mr. Backman co-founded Advanced Energy Industries (NASDAQ: AEIS) in 1981 and had been Vice President of Advanced Energy and a Director since its incorporation until December, 1998 when he retired as an officer of the Company. He later retired from Advanced Energy’s Board of Directors in 2003. Mr. Backman helped Advanced Energy differentiate itself by growing to in excess of $100 million in revenues without any outside capital until the Company went public in 1995. He helped lead the Company to $360 million in annual revenue with 1,498 employees and a market cap of $2.3 billion in the fiscal year 2000. Mr. Backman started his career at Hughes Aircraft Company, where he rose to the position of Business Manager of a $400 million research lab. He left Hughes Aircraft Company to help found Ion Tech, which was acquired by Veeco Instruments. Mr. Backman has a degree from California State University, Fullerton.  Mr. Backman plans to resign from the Board once the Designees have assumed office.

Legal Proceedings

None of our directors, Designees, officers, affiliates or five percent shareholders has any material interest that is adverse to us.

Transactions With Management And Others

Except for the Acquisition, there were no transactions during our current or last fiscal years, or any currently proposed transaction that, to our knowledge, any director, executive officer, nominee, future director, five percent shareholder, or any member of the immediate family of the foregoing persons, have or will have a direct or indirect material interest in which the amount involved exceeds $120,000. In addition, none of the foregoing persons have been indebted to us during such periods in an amount exceeding $120,000.

Under Section 16(a) of the Securities Exchange Act of 1934, our officers, directors and ten percent shareholders must file reports of their ownership of our equity securities with the SEC.  To our knowledge, all such reports have been filed in a timely manner.

Executive Compensation

Information regarding Mr. Creamer's compensation during the last fiscal year is incorporated by reference to Item 11 of our Company's Annual Report on Form 10-K, filed on March 31, 2010.  No other officer, director or Designee received any compensation from us during the last fiscal year.

Corporate Governance

Messrs. Bloom, Klemsz and Snyder are “independent” as defined by the Nasdaq Stock Market.

Committees of the Board Of Directors

At this time, we have no standing audit, nominating or compensation committees.

Meetings of the Board Of Directors

Our Board held four meetings during 2009 and six meetings during 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth information as of December 15, 2010, about the beneficial ownership of our common stock by:

•	each director and Designee,
•	each named executive officer,
•	each beneficial owner of more than 5% of our common stock, and
•	all directors, Designees and executive officers as a group.

Except as listed in the table below, the address for all such persons is 1621 Eighteenth Street, Suite 250, Denver, Colorado, 80202.  As of such date, we had 49,455,841 shares of common stock outstanding.  Our common stock is our only class voting securities outstanding.  Our shareholders are entitled to one vote for each share of common stock they own.

Name and Address of Beneficial Owner		Number of Shares	Percent of Shares (1)

Gregory C. Venn	(2)	19,150,669	38.7%
Peter Kloepfer	(2)	19,150,669	38.7%
Robert Gross	(3)	--	--%
James W. Creamer III	(4)	665,066	1.3%
G. Brent Backman	(5)	11,815,397	23.9%
Brian Klemsz	(6)	2,392,625	4.8%
Richard Bloom		--	--%
Loren Snyder	(7)	--	--%
BOCO Investments, LLC 103 West Mountain Ave. Fort Collins, Colorado, 80524		15,302,777	30.9%
GDBA Investments, LLC 1440 Blake Street, Suite 310 Denver, Colorado 80202		11,770,397	23.8%
All directors, Designees and executive officers as a group (6 persons)		49,326,534	98.4%
*	Less than 1%

(1)	Based on 49,455,841 shares outstanding as of December 15, 2010.

(2)
Messrs. Venn and Kloepfer have the right to vote these shares pursuant to the terms of a Voting Trust, of which they are trustees.  Messrs. Venn and Kloepfer disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

(3)	Mr. Gross has a pecuniary interest in 3,237,734 shares, all of which have been deposited into the Voting Trust of which Messrs. Venn and Kloepfer are trustees.

(4)	Includes options to purchase 652,566 shares that were exercisable within 60 days of December 15, 2010.

(5)
Consists of 11,770,397 shares owned by GDBA Investments, LLC, which is controlled by Mr. Backman, and 45,000 shares that are owned by Mr. Backman’s adult children.  Mr. Backman disclaims beneficial ownership of the shares owned by his adult children.

(6)	Includes 225,000 shares owned by Mr. Klemsz’ spouse and minor child, and 1,645,000 shares held by WestMountain Asset Management, of which Mr. Klemsz is chief executive officer.

(7)	Mr. Snyder has a pecuniary interest in 364,794 shares, all of which have been deposited into the Voting Trust of which Messrs. Venn and Kloepfer are trustees.

NO SHAREHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. No vote or other action is being requested of the Company’s shareholders.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with our Board or any individual director can write to:

CapTerra Financial Group, Inc.
1621 Eighteenth Street, Suite 250
Denver, CO 80202

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

CAPTERRA FINANCIAL GROUP, INC.

Date: December 30, 2010	By:	/s/ James W. Creamer III
James W. Creamer III
Chief Financial Officer